SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE TO/A Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934 (Amendment No. 2)

Atalanta/Sosnoff Capital Corporation (Name of Subject Company (Issuer))

Atalanta Acquisition Company Martin T. Sosnoff (Names of Filing Persons (Offerors))

Common Stock, Par Value $0.01 Per Share (Title of Class of Securities)

046499109 (CUSIP Number of Class of Securities)

Martin T. Sosnoff c/o Atalanta Acquisition Company 101 Park Avenue New York, NY  10178 (212) 867-5000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to: Ralph Arditi, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$22,688,574	$ 1,836

*	Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 1,548,715 shares of common stock of Atalanta/Sosnoff Capital Corporation at the offer price of $13.95 per share. The transaction value also includes the offer price of $13.95 less $8.53, which is the weighted average exercise price of outstanding options as of June 12, 2003, multiplied by the 200,000 options outstanding on such date.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, and Fee Advisory #6 for Fiscal Year 2003 issued by the Securities and Exchange Commission, equals 0.008090 times the transaction valuation.

[ ]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A. Form or Registration No.: N/A Filing Party: N/A Date Filed: N/A

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]	third-party tender offer subject to Rule 14d-1.

[ ]	issuer tender offer subject to Rule 13e-4.

[X]	going-private transaction subject to Rule 13e-3.

[X]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

AMENDMENT NO. 2 TO SCHEDULE TO

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO and Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission on June 13, 2003, as amended by Amendment No. 1 filed on July 8, 2003 (as amended, the “Schedule TO”), by Martin T. Sosnoff and Atalanta Acquisition Company, a Delaware corporation wholly owned by Mr. Sosnoff (“Purchaser”). The Schedule TO relates to the Offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 (the “Shares”), of Atalanta/Sosnoff Capital Corporation, a Delaware corporation, not already owned by Mr. Sosnoff at a purchase price of $13.95 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 13, 2002, and in the related Letter of Transmittal, copies of which are filed with the Schedule TO as Exhibits (a)(1)(ii) and (a)(1)(iii), respectively.

Item 6

Item 6 of the Schedule TO is hereby amended and supplemented by the following:

“The Offer expired, as scheduled, at midnight, New York City time, on Friday, July 11, 2003. A total of approximately 1,570,679 Shares were validly tendered pursuant to the Offer and not withdrawn, and were accepted for payment on July 14, 2003. After giving effect to the acquisition of the Shares tendered in the Offer, and prior to the Merger, Purchaser owns approximately 99% of the outstanding Shares.

Following completion of the Offer, Purchaser was merged with and into the Company, with the Company continuing as the surviving corporation, and the separate corporate existence of Purchaser thereupon ceasing. As a result of the Merger, each publicly held Share was converted into the right to receive $13.95 in cash, subject to the exercise of dissenters’ rights under Delaware law. A copy of the joint press release, dated July 14, 2003, issued by the Company and Mr. Sosnoff announcing the completion of the Offer and Merger is attached hereto as Exhibit (a)(1)(x) and is incorporated herein by reference.”

Item 12

Item 12 of the Schedule TO is hereby amended by adding thereto the following:

(a)(1)(x)	Text of joint press release issued by the Company and Mr. Sosnoff and dated July 14, 2003 (filed herewith as Exhibit (a)(1)(x)).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ATALANTA ACQUISITION COMPANY

By:	/s/ Martin T. Sosnoff

Name:	Martin T. Sosnoff
Title:	President

/s/ Martin T. Sosnoff Martin T. Sosnoff

Dated: July 14, 2003

EXHIBIT INDEX

(a)(1)(x)	Text of joint press release issued by the Company and Mr. Sosnoff and dated July 14, 2003 (filed herewith as Exhibit (a)(1)(x)).